EXHIBIT 10.26

PS BUSINESS PARKS, L.P.

AMENDMENT TO AGREEMENT OF LIMITED

PARTNERSHIP RELATING TO

[___]% SERIES G CUMULATIVE REDEEMABLE

PREFERRED UNITS

        This Amendment to the Agreement of Limited Partnership of PS Business Parks, L.P., a California limited partnership (the “Partnership”), dated as of the 29th day of October, 2002 (this “Amendment”) amends the Agreement of Limited Partnership of the Partnership, dated as of March 17, 1998, by and among PS Business Parks, Inc. (the “General Partner”) and each of the limited partners executing a signature page thereto, as amended by that certain Amendment to Agreement of Limited Partnership Relating to 8?% Series B Cumulative Redeemable Preferred Units, dated as of April 23, 1999, an Amendment to Agreement of Limited Partnership Relating to 9¼% Series A Cumulative Redeemable Preferred Units, dated as of April 30, 1999, an Amendment to Agreement of Limited Partnership Relating to 8?% Series X Cumulative Redeemable Preferred Units, dated as of September 7, 1999, an Amendment to Agreement of Limited Partnership Relating to Additional 8?% Series X Cumulative Redeemable Preferred Units, dated as of September 23, 1999, an Amendment to Agreement of Limited Partnership Relating to 8¾% Series C Cumulative Redeemable Preferred Units, dated as of September 3, 1999, an Amendment to Agreement of Limited Partnership Relating to 8?% of Series Y Cumulative Redeemable Preferred Units, dated as of July 12, 2000, an Amendment to Agreement of Limited Partnership Relating to 9½% Series D Cumulative Redeemable Preferred Units, dated as of May 10, 2001, as amended by Amendment No. 1 to such Amendment to Agreement of Limited Partnership Relating to 9½% Series D Cumulative Redeemable Preferred Units, dated as of June 18, 2001, an Amendment to Agreement of Limited Partnership Relating to 9¼% Series E Cumulative Redeemable Preferred Units, dated as of September 21, 2001, and an Amendment to Agreement of Limited Partnership Relating to 8¾% Series F Cumulative Redeemable Preferred Units, dated as of January 28, 2002 (collectively, the “Partnership Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Partnership Agreement. Section references are (unless otherwise specified) references to sections in this Amendment.

        WHEREAS, pursuant to Section 4.2(a) of the Partnership Agreement, the General Partner desires to cause the Partnership to issue additional Units of a new class and series, with the designations, preferences and relative, participating, optional or other special rights, powers and duties set forth herein;

        WHEREAS, pursuant to Sections 4.2(a) and 14.1(b)(2) of the Partnership Agreement, the General Partner, without the consent of the Limited Partners, may amend the Partnership Agreement by executing a written instrument setting forth the terms of such amendment; and

        WHEREAS, the General Partner desires by this Amendment to so amend the Partnership Agreement as of the date first set forth above to provide for the designation and issuance of such new class and series of Units.

        NOW, THEREFORE, the Partnership Agreement is hereby amended by establishing and fixing the rights, limitations and preferences of a new class and series of Units as follows:

        Section 1. Definitions. Capitalized terms not otherwise defined herein shall have their respective meanings set forth in the Partnership Agreement. Capitalized terms that are used in this Amendment shall have the meanings set forth below:

    (a)        “Liquidation Preference” means, with respect to the Series G Preferred Units (as hereinafter defined), $25.00 per Series G Preferred Unit, plus the amount of any accumulated and unpaid Priority Return with respect to such unit, whether or not declared, minus any distributions in excess of the Priority Return that has accrued with respect to such Series G Preferred Units to the date of payment.

    (b)        “Parity Preferred Units” means any class or series of Partnership Interests of the Partnership now or hereafter authorized, issued or outstanding and expressly designated by the Partnership to rank on a parity with the Series G Preferred Units with respect to distributions and rights upon voluntary or involuntary liquidation, winding-up or dissolution of the Partnership, including the 9¼% Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”), the 8?% Series B Cumulative Redeemable Preferred Units (the “Series B Preferred Units”), the 8¾% Series C Cumulative Redeemable Preferred Units (the “Series C Preferred Units”), the 9½ Series D Cumulative Redeemable Preferred Units (the “Series D Preferred Units”), the 9¼% Series E Cumulative Redeemable Preferred Units (the “Series E Preferred Units”), the 8¾% Series F Cumulative Redeemable Preferred Units (the “Series F Preferred Units”), the 8?% Series X Cumulative Redeemable Preferred Units (the “Series X Preferred Units”) and the 8?% Series Y Cumulative Redeemable Preferred Units (the “Series Y Preferred Units”). Notwithstanding the differing allocation rights set forth in Section 4 below that apply to the Series A, B, C, D and F Preferred Units (as compared to the Series E, G, X and Y Preferred Units), for purposes of this Amendment, those Series A, B, C, D and F Preferred Units and any future series of preferred units that rank in parity with those series also shall be considered Parity Preferred Units to the Series E, G, X, and Y Preferred Units.

    (c)        “Priority Return” means an amount equal to [___]% per annum of the Liquidation Preference per Series G Preferred Unit, commencing on the date of issuance of such Series G Preferred Unit, determined on the basis of a 360-day year of twelve 30-day months, and for any period shorter than a full quarterly period for which distributions are computed, the amount of the distributions payable will be based on the ratio of the actual number of days elapsed in such period to ninety (90) days, cumulative to the extent not distributed for any given distribution period pursuant to Section 3, hereof, commencing on the date of the issuance of such Series G Preferred Unit.

    (d)        “PTP” means a “publicly traded partnership” within the meaning of Section 7704 of the Code.

        Section 2. Designation and Number. Pursuant to Section 4.2(a) of the Partnership Agreement, a series of Partnership Units in the Partnership designated as the “[___]% Series G Cumulative Redeemable Preferred Units” (the “Series G Preferred Units”) is hereby established. The number of Series G Preferred Units shall be ________. The holders of Series G Preferred Units shall not have any Percentage Interest (as such term is defined in the Partnership Agreement) in the Partnership.

        Section 3. Distributions. (a) Payment of Distributions. Subject to the rights of holders of Parity Preferred Units as to the payment of distributions pursuant to Section 5.1 of the Partnership Agreement, holders of Series G Preferred Units shall be entitled to receive, when, as and if declared by the Partnership acting through the General Partner, the Priority Return. Such Priority Return shall be cumulative, shall accrue from the original date of issuance of the Series G Preferred Units and, notwithstanding Section 5.1 of the Partnership Agreement, will be payable (i) quarterly in arrears on March 31, June 30, September 30 and December 31 of each year commencing on December 31, 2002, and (ii) in the event of (A) a redemption of Series G Preferred Units, or (B) an exchange of Series G Preferred Units into Series G Preferred Stock, on the redemption date or the exchange date, as applicable (each a “Series G Preferred Unit Distribution Payment Date”). The amount of the distribution payable for any period will be computed on the basis of a 360-day year of twelve 30-day months and for any period shorter than a full quarterly period for which distributions are computed, the amount of the distribution payable will be computed based on the ratio of the actual number of days elapsed in such period to ninety (90) days. If any date on which distributions are to be made on the Series G Preferred Units is not a Business Day (as defined herein), then payment of the distribution to be made on such date will be made on the Business Day immediately preceding such date with the same force and effect as if made on such date. Distributions on the Series G Preferred Units will be made to the holders of record of the Series G Preferred Units on the relevant record dates to be fixed by the Partnership acting through the General Partner, which record dates shall in no event exceed fifteen (15) Business Days prior to the relevant Series G Preferred Unit Distribution Payment Date (the “Series G Preferred Unit Partnership Record Date”).

    (b)        Prohibition on Distribution. No distributions on Series G Preferred Units shall be authorized by the General Partner or paid or set apart for payment by the Partnership at any such time as the terms and provisions of any agreement of the Partnership or the General Partner, including any agreement relating to their indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or to the extent that such authorization or payment shall be restricted or prohibited by law.

    (c)        Distributions Cumulative. Distributions on the Series G Preferred Units will accrue, whether or not declared, whether or not the terms and provisions of any agreement of the Partnership or the General Partner, including any agreement relating to its indebtedness at any time prohibit the current payment of distributions, whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accrued but unpaid distributions on the Series G Preferred Units will accumulate as of the Series G Preferred Unit Distribution Payment Date on which they first become payable. Distributions on account of arrears for any past distribution periods may be declared and paid at any time, without reference to a regular Series G Preferred Unit Distribution Payment Date to holders of record of the Series G Preferred Units on the record date fixed by the Partnership acting through the General Partner which date shall not exceed fifteen (15) Business Days prior to the payment date. Accumulated and unpaid distributions will not bear interest.

    (d)        Priority as to Distributions. Subject to the provisions of Article 13 of the Partnership Agreement:

    (i)        so long as any Series G Preferred Units are outstanding, no distribution of cash or other property shall be authorized, declared, paid or set apart for payment on or with respect to any class or series of Partnership Interest ranking junior as to the payment of distributions or rights upon a voluntary or involuntary liquidation, dissolution or winding-up of the Partnership to the Series G Preferred Units (collectively, “Junior Units”), nor shall any cash or other property be set aside for or applied to the purchase, redemption or other acquisition for consideration of any Series G Preferred Units, any Parity Preferred Units or any Junior Units, unless, in each case, all distributions accumulated on all Series G Preferred Units and all classes and series of outstanding Parity Preferred Units have been paid in full. The foregoing sentence shall not prohibit (x) distributions payable solely in Junior Units, or (y) the conversion of Junior Units or Parity Preferred Units into Partnership Interests ranking junior to the Series G Preferred Units as to distributions and rights upon involuntary or voluntary liquidation, dissolution or winding up of the Partnership or (z) the redemption of Partnership Interests corresponding to Series G Preferred Stock, Parity Preferred Stock or Junior Stock to be purchased by the General Partner pursuant to the Articles of Incorporation of the General Partner with respect to the General Partner’s common stock and comparable provisions in the Articles of Incorporation with respect to other classes or series of capital stock of the General Partner to preserve the General Partner’s status as a real estate investment trust, provided that such redemption shall be upon the same terms as the corresponding purchase pursuant to the Articles of Incorporation.

    (ii)        So long as distributions have not been paid in full (or a sum sufficient for such full payment is not irrevocably deposited in trust for payment) upon the Series G Preferred Units, all distributions authorized and declared on the Series G Preferred Units and all classes or series of outstanding Parity Preferred Units shall be authorized and declared so that the amount of distributions authorized and declared per Series G Preferred Unit and such other classes or series of Parity Preferred Units shall in all cases bear to each other the same ratio that accrued distributions per Series G Preferred Unit and such other classes or series of Parity Preferred Units (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such class or series of Parity Preferred Units do not have cumulative distribution rights) bear to each other.

    (e)        No Further Rights. Holders of Series G Preferred Units shall not be entitled to any distributions, whether payable in cash, other property or otherwise, in excess of the full cumulative distributions described herein.

        Section 4. Allocations. Section 6.1(a)(ii) of the Partnership Agreement is amended to read, in its entirety, as follows:

    “(ii)(A)        Notwithstanding anything to the contrary contained in this Agreement, in any taxable year: (1) the holders of Series A, B, C, D and F Preferred Units shall first be allocated an amount of gross income equal to the Priority Return distributed to such holders in such taxable year, and (2) subject to any prior allocation of Profit pursuant to the loss chargeback set forth in Section 6.1(a)(ii)(B) below, the holders of Series E, G, X and Y Preferred Units shall then be allocated an amount of Profit equal to the Priority Return distributed to such holders either in such taxable year or in prior taxable years to the extent that such distributions have not previously been matched with an allocation of Profit pursuant to this Section 6.1(a)(ii)(A)(2).

    (B)        After the Capital Account balances of all Partners other than holders of any series of Preferred Units have been reduced to zero, Losses of the Partnership that otherwise would be allocated so as to cause deficit Capital Account balances for those other Partners shall be allocated to the holders of the Series A, B, C, D, E, F, G, X and Y Preferred Units in proportion to the positive balances of their Capital Accounts until those Capital Account balances have been reduced to zero. If Losses have been allocated to the holders of the Series A, B, C, D, E, F, G, X and Y Preferred Units pursuant to the preceding sentence, the first subsequent Profits shall be allocated to those preferred partners so as to recoup, in reverse order, the effects of the loss allocations.

    (C)        Upon liquidation of the Partnership or the interest of the holders of Series A, B, C, D, E, F, G, X or Y Preferred Units in the Partnership: (1) items of gross income or deduction shall first be allocated to the holders of Series A, B, C, D and F Preferred Units in a manner such that, immediately prior to such liquidation, the Capital Account balances of such holders shall equal the amount of their Liquidation Preferences, and (2) an amount of Profit or Loss shall then be allocated to the holders of Series E, G, X and Y Preferred Units in a manner such that, immediately prior to such liquidation, the Capital Account balances of such holders shall equal the amount of their Liquidation Preferences.”

        Section 5. Optional Redemption. (a) Right of Optional Redemption. Except as otherwise provided herein, the Series G Preferred Units may not be redeemed prior to the fifth (5th) anniversary of the issuance date. On or after such date, the Partnership shall have the right to redeem the Series G Preferred Units, in whole (and not in part), at any time, upon not less than 30 nor more than 60 days written notice, at a redemption price, payable in cash, equal to the Liquidation Preference (the “Series G Redemption Price”). The Redemption Right given to Limited Partners in Section 8.6 of the Partnership Agreement shall not be available to the holders of the Series G Preferred Units and all references to Limited Partners in said Section 8.6 (and related provisions of the Partnership Agreement) shall not include holders of the Series G Preferred Units.

    (b)        Procedures for Redemption. (i) Notice of redemption will be (A) faxed, and (B) mailed by the Partnership, by certified mail, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series G Preferred Units at their respective addresses as they appear on the records of the Partnership. No failure to give or defect in such notice shall affect the validity of the proceedings for the redemption of any Series G Preferred Units except as to the holder to whom such notice was defective or not given. In addition to any information required by law each such notice shall state: (m) the redemption date, (n) the Series G Redemption Price, (o) the aggregate number of Series G Preferred Units to be redeemed, (p) as provided in Section 5(b)(ii) below, the place or places where evidence of the surrender of such Series G Preferred Units shall be delivered for payment of the Series G Redemption Price, (q) that distributions on the Series G Preferred Units to be redeemed will cease to accumulate on such redemption date and (r) that payment of the Series G Redemption Price will be made upon presentation of evidence of the surrender of such Series G Preferred Units as set forth in Section 5(b)(ii) below.

    (ii)        If the Partnership gives a notice of redemption in respect of Series G Preferred Units (which notice will be irrevocable) then, by 12:00 noon, New York City time, on the redemption date, the Partnership will deliver into escrow with an escrow agent acceptable to the Partnership and the holders of the Series G Preferred Units (the “Escrow Agent”) the Series G Redemption Price and an executed Redemption Agreement, in substantially the form attached hereto as Exhibit A (the “Redemption Agreement”), and an Amendment to the Agreement of Limited Partnership evidencing the redemption, in substantially the form attached hereto as Exhibit B. The holders of the Series G Preferred Units shall also, by 12:00 noon, New York City time, on the redemption date, deliver into escrow with the Escrow Agent an executed Redemption Agreement and an executed Amendment to the Agreement of Limited Partnership evidencing the redemption. Upon delivery of all of the above-described items by both parties, Escrow Agent shall release the Series G Redemption Price to the holders of the Series G Preferred Units and the fully-executed Redemption Agreement and Amendment to Agreement of Limited Partnership to both parties. On and after the date of redemption, distributions will cease to accumulate on the Series G Preferred Units called for redemption, unless the Partnership defaults in the payment thereof. If any date fixed for redemption of Series G Preferred Units is not a Business Day, then payment of the Series G Redemption Price payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date fixed for redemption. If payment of the Series G Redemption Price is improperly withheld or refused and not paid by the Partnership, distributions on such Series G Preferred Units will continue to accumulate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the applicable Series G Redemption Price.

        Section 6. Voting Rights. (a) General. Holders of the Series G Preferred Units will not have any voting rights or right to consent to any matter requiring the consent or approval of the Limited Partners, except as set forth in Section 14.1 of the Partnership Agreement and in this Section 6. (Solely for purposes of Section 14.1 of the Partnership Agreement, each Series G Preferred Unit shall be treated as one Partnership Unit.) If and for so long as the General Partner holds any Series G Preferred Units, the General Partner shall not have any voting rights with respect to such Series G Preferred Units and such Series G Preferred Units shall not be counted in determining the number of such units outstanding for the purpose of determining whether the holders of such units have granted any approval called for hereunder.

    (b)        Certain Voting Rights. So long as any Series G Preferred Units remain outstanding, the Partnership shall not, without the affirmative vote of the holders of at least a majority of the Series G Preferred Units outstanding at the time:

    (i)        authorize or create, or increase the authorized or issued amount of, any class or series of Partnership Interests ranking senior to the Series G Preferred Units with respect to payment of distributions or rights upon liquidation, dissolution or winding-up or reclassify any Partnership Interests into any such Partnership Interest, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any such Partnership Interests (for this purpose, partnership interests that rank in parity with the Series A, B, C, D and F Preferred Units or other series with equivalent parity shall not be treated as ranking senior to, and shall be treated as in parity with, the Series G Preferred Units and any other series that rank in parity with the Series G Preferred Units);

    (ii)        designate or create, or increase the authorized or issued amount of, any Parity Preferred Units or reclassify any authorized Partnership Interests into any such Parity Preferred Units, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any such shares, but only to the extent such Parity Preferred Units are issued to an Affiliate of the Partnership on terms that differ from the terms of such series of Parity Preferred Units issued to the public or non-Affiliates of the Partnership (for purposes of this Section 6(b)(ii), an issuance to the General Partner shall not be treated as an issuance to an Affiliate of the Partnership to the extent the issuance of such Partnership Interests was to allow the General Partner to issue corresponding preferred stock to persons who are not Affiliates);

    (iii)        either (A) exchange shares, consolidate, merge into or with, or convey, transfer or lease its assets substantially as an entirety to, any corporation or other entity or (B) amend, alter or repeal the provisions of the Partnership Agreement, whether by merger, consolidation or otherwise, that would materially and adversely affect the powers, special rights, preferences, privileges or voting power of the Series G Preferred Units or the holders thereof; provided, however, that with respect to the occurrence of a share exchange, merger, consolidation or a sale or lease of all of the Partnership’s assets as an entirety, so long as (1) the Partnership is the surviving entity and the Series G Preferred Units remain outstanding with the terms thereof unchanged, or (2) the resulting, surviving or transferee entity (I) is a partnership, limited liability company or other pass-through entity organized under the laws of any state, (II) is not taxable as a corporation for U.S. federal income tax purposes, and (III) substitutes for the Series G Preferred Units other interests in such entity having substantially the same terms and rights as the Series G Preferred Units, including with respect to distributions, voting rights and rights upon liquidation, dissolution or winding-up, then the occurrence of any such event shall not be deemed to materially and adversely affect such powers, special rights, preferences, privileges or voting powers of the holders of the Series G Preferred Units; and provided further that any increase in the amount of Partnership Interests or the creation or issuance of any other class or series of Partnership Interests, in each case ranking (y) junior to the Series G Preferred Units with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding-up, or (z) on a parity to the Series G Preferred Units with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding-up, to the extent such Partnership Interests are not issued to an Affiliate of the Partnership (an issuance to the General Partner shall not be treated as an issuance to an Affiliate of the Partnership to the extent the issuance of such Partnership Interests was to allow the General Partner to issue corresponding preferred stock to persons who are not Affiliates of the Partnership) such issuance shall not be deemed to materially and adversely affect such powers, special rights, preferences, privileges or voting powers (for this purpose, partnership interests that rank in parity with the Series A, B, C, D and F Preferred Units or other series with equivalent parity shall not be treated as ranking senior to, and shall be treated as in parity with, the Series G Preferred Units and any other series that rank in parity with the Series G Preferred Units); or

    (iv)        increase the authorized or issued amount of Series G Preferred Units.

        In addition to the foregoing, the Partnership will not (x) enter into any contract, mortgage, loan or other agreement that prohibits or restricts, or has the effect of prohibiting or restricting, the ability of a holder of the Preferred Units to exercise its rights set forth herein to effect in full an exchange or redemption pursuant to Section 8, below, except with the written consent of such holder; or (y) amend, alter, or repeal or waive Sections 7.6 or 11.3(f) of the Partnership Agreement without the affirmative vote of at least a majority of the Series G Preferred Units outstanding at the time.

        Section 7. Transfer Restrictions. The holders of Series G Preferred Units shall be subject to all of the provisions of Section 11 of the Partnership Agreement except Section 11.3(b), as modified by this Section 7. Except as otherwise provided, if the General Partner’s consent to a transfer of Series G Preferred Units is required by Section 11.3 of the Partnership Agreement, the General Partner agrees not to unreasonably withhold that consent. Subject to the consent of the General Partner, which shall not be unreasonably withheld or delayed, the Series G Preferred Units may be transferred to a maximum of five (5) persons. At no time shall the number of holders of the Series G Preferred Units exceed five.

        Section 8. Exchange Rights. (a) Right to Exchange. (i) All, but not less than all, of the Series G Preferred Units will be exchangeable at any time on or after the tenth (10th) anniversary of the date of issuance, at the option of the Partnership or upon the affirmative vote of the holders of a majority of the outstanding Series G Preferred Units, for authorized but previously unissued shares of [___]% Series G Cumulative Redeemable Preferred Stock of the General Partner (the “Series G Preferred Stock”) at an exchange rate of one share of Series G Preferred Stock for one Series G Preferred Unit, subject to adjustment as described below (the “Series G Exchange Price”); provided that all, but not less than all, of the Series G Preferred Units will become exchangeable for Series G Preferred Stock at any time upon the affirmative vote of the holders of a majority of the outstanding Series G Preferred Units (x) if at any time full distributions shall not have been timely made on any Series G Preferred Unit with respect to six (6) prior quarterly distribution periods, whether or not consecutive; provided, however, that a distribution in respect of Series G Preferred Units shall be considered timely made if made within two (2) Business Days after the applicable Series G Preferred Unit Distribution Payment Date if at the time of such late payment there shall not be any prior quarterly distribution periods in respect of which full distributions were not timely made, (y) upon receipt by a holder or holders of Series G Preferred Units of (1) notice from the General Partner that the General Partner or the Partnership has become aware of facts that will or likely will cause the Partnership to become a PTP or takes the position that the Partnership is, or upon consummation of an identified event in the immediate future will be, a PTP, and (2) an opinion rendered by an outside nationally recognized independent counsel familiar with such matters addressed to a holder or holders of Series G Preferred Units, that the Partnership is or likely is, or upon the occurrence of a defined event in the immediate future will be or likely will be a PTP, or (z) at any time (1) a holder of Series G Preferred Units concludes (in the reasonable judgment of the holder) that it is imminent that the Partnership will not or likely will not satisfy the income and asset tests of Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”), for a taxable year if the Partnership were a real estate investment trust within the meaning of the Code, (2) such holder delivers to the General Partner an opinion of nationally recognized independent counsel to the effect that it is imminent that the Partnership will not or likely will not satisfy the income and asset tests of Section 856 of the Code for a taxable year if the Partnership were a real estate investment trust within the meaning of the Code, and (3) such failure would create a meaningful risk that a holder of the Series G Preferred Units would fail to maintain its qualification as a real estate investment trust.

        In addition to and not in limitation of the foregoing, all, but not less than all, of the Series G Preferred Units may be exchanged (regardless of whether held by GSEP 2002B Realty Corp. (“Contributor”)) upon the affirmative vote of the holders of a majority of the outstanding Series G Preferred Units for Series G Preferred Stock (but only if the exchange in whole may be accomplished consistently with the ownership limitations set forth under the Article IV of the Charter of the General Partner, taking into account exceptions thereto) if at any time (i) such holders conclude based on results or projected results that there exists (in the reasonable judgment of such holders) an imminent and substantial risk that the Series G Preferred Units represent or will represent more than 19.5% of the total profits of or capital interests in the Partnership for a taxable year, (ii) such holders deliver to the General Partner an opinion of nationally recognized independent counsel, reasonably acceptable to the General Partner, to the effect that there is a substantial risk that its interest in the Partnership does not or will not satisfy the 19.5% limit, and (iii) the General Partner agrees with the conclusions referred to in clauses (i) and (ii) of this sentence, such agreement not to be unreasonably withheld.

    (ii)        Notwithstanding anything to the contrary set forth in Section 8(a)(i), if an Exchange Notice (as hereinafter defined) has been delivered to the General Partner, then the General Partner may, at its option, elect to redeem or cause the Partnership to redeem all (but not a portion) of the outstanding Series G Preferred Units for cash in an amount equal to the Liquidation Preference per Series G Preferred Unit. The General Partner may exercise its option to redeem the Series G Preferred Units for cash pursuant to this Section 8(a)(ii) by giving each holder of record of Series G Preferred Units notice of its election to redeem for cash, within five (5) Business Days after receipt of the Exchange Notice, by (m) fax, and (n) registered mail, postage paid at the address of each holder as it may appear on the records of the Partnership stating (A) the redemption date, which shall be no later than sixty (60) days following the receipt of the Exchange Notice, (B) the redemption price, (C) the place or places where the Series G Preferred Units are to be surrendered for payment of the redemption price, (D) that distributions on the Series G Preferred Units will cease to accrue on such redemption date; (E) that payment of the redemption price will be made upon presentation and surrender of the Series G Preferred Units and (F) the aggregate number of Series G Preferred Units to be redeemed.

    (iii)        If an exchange of Series G Preferred Units pursuant to Section 8(a)(i) would violate the provisions on ownership limitation of the General Partner set forth in Article IV of the Charter of the General Partner (taking into account exceptions thereto) with respect to the Series G Preferred Stock, the General Partner shall give written notice thereof to each holder of record of Series G Preferred Units, within five (5) Business Days following receipt of the Exchange Notice, by (m) fax, and (n) registered mail, postage prepaid, at the address of each such holder set forth in the records of the Partnership. In such event, each holder of Series G Preferred Units shall be entitled to exchange, pursuant to the provisions of Section 8(b) a number of Series G Preferred Units which would comply with the provisions on the ownership limitation of the General Partner set forth in such Article IV of the Charter of the General Partner and any Series G Preferred Units not so exchanged (the “Excess Units”) shall be redeemed by the Partnership for cash in an amount equal to the Liquidation Preference. The written notice of the General Partner shall state (A) the number of Excess Units held by such holder, (B) the redemption price of the Excess Units, (C) the date on which such Excess Units shall be redeemed, which date shall be no later than sixty (60) days following the receipt of the Exchange Notice, (D) the place or places where such Excess Units are to be surrendered for payment of the redemption price, (E) that distributions on the Excess Units will cease to accrue on such redemption date, and (F) that payment of the redemption price will be made upon presentation and surrender of such Excess Units. If an exchange would result in Excess Units, as a condition to such exchange, each holder of such units agrees to provide representations and covenants reasonably requested by the General Partner relating to (1) the widely held nature of the interests in such holder, sufficient to assure the General Partner that the holder’s ownership of stock of the General Partner (without regard to the limits described above) will not cause any Person (as such term is defined in the Charter of the General Partner) to own stock of the General Partner in an amount that would cause such Person not to comply with the provisions of the ownership limitation of the General Partner set forth in such Article IV of the Charter of the General Partner; and (2) to the extent such holder can so represent and covenant without obtaining information from its owners, the holder’s ownership of tenants of the Partnership and its affiliates.

        To the extent the General Partner would not be able to pay the cash set forth above in exchange for the Excess Units, and to the extent consistent with the Charter, the General Partner agrees that it will grant to the holders of the Series G Preferred Units exceptions to the Beneficial Ownership Limit and Constructive Ownership Limit set forth in the Charter sufficient to allow such holders to exchange all of their Series G Preferred Units for Series G Preferred Stock, provided such holders furnish to the General Partner representations acceptable to the General Partner in its sole and absolute discretion which assure the General Partner that such exceptions will not jeopardize the General Partner’s tax status as a REIT for purposes of federal and applicable state law.

        Notwithstanding any provision of the Agreement to the contrary, no holder of Series G Preferred Units shall be entitled to effect an exchange of Series G Preferred Units for Series G Preferred Stock to the extent that the ownership or right to acquire such shares would cause the holder or any other Person or, in the opinion of counsel selected by the General Partner, may cause the holder or any other Person, to violate the restrictions on ownership and transfer of Series G Preferred Stock set forth in the Charter (taking into account exceptions thereto). To the extent any such attempted exchange for Series G Preferred Stock would be in violation of the previous sentence, it shall be void ab initio and such holder of Series G Preferred Units shall not acquire any rights or economic interest in the Series G Preferred Stock otherwise issuable upon such exchange.

    (iv)        The redemption of Series G Preferred Units described in Sections 8(a)(ii) and 8(a)(iii) shall be subject to the provisions of Sections 5(b)(i) and 5(b)(ii); provided, however, that the term “redemption price” in such Section shall be read to mean the Liquidation Preference per Series G Preferred Unit being redeemed.

    (b)        Procedure for Exchange. (i) Any exchange shall be exercised pursuant to a notice of exchange (the “Exchange Notice”) delivered to the General Partner by the holder who is exercising such exchange right, by (a) fax and (b) by certified mail postage prepaid. The exchange of Series G Preferred Units may be effected after the fifth (5th) Business Day following receipt by the General Partner of the Exchange Notice by delivering certificates, if any, representing such Series G Preferred Units to be exchanged together with, if applicable, written notice of exchange and a proper assignment of such Series G Preferred Units to the office of the General Partner maintained for such purpose. Currently, such office is c/o PS Business Parks, Inc., 701 Western Avenue, Glendale, California 91201, Attention: Jack E. Corrigan. Each exchange will be deemed to have been effected immediately prior to the close of business on the date on which such Series G Preferred Units to be exchanged (together with all required documentation) shall have been surrendered and notice shall have been received by the General Partner as aforesaid and the Series G Exchange Price shall have been paid. Any Series G Preferred Stock issued pursuant to this Section 8 shall be delivered, as promptly as practicable, as shares which are duly authorized, validly issued, fully paid and nonassessable, free of pledge, lien, encumbrance or restriction other than those provided in the Charter, the Bylaws of the General Partner, the Securities Act of 1933, as amended, and relevant state securities or blue sky laws.

    (ii)        In the event of an exchange of Series G Preferred Units for shares of Series G Preferred Stock, an amount equal to the accrued and unpaid Priority Return, whether or not declared, to the date of exchange on any Series G Preferred Units tendered for exchange shall (a) accrue on the shares of the Series G Preferred Stock into which such Series G Preferred Units are exchanged, and (b) continue to accrue on such Series G Preferred Units, which shall remain outstanding following such exchange, with the General Partner as the holder of such Series G Preferred Units. Notwithstanding anything to the contrary set forth herein, in no event shall a holder of a Series G Preferred Unit that was validly exchanged into Series G Preferred Stock pursuant to this section (other than the General Partner now holding such Series G Preferred Unit), receive a distribution from the Partnership, if such holder, after exchange, is entitled to receive a distribution from the General Partner with respect to the share of Series G Preferred Stock for which such Series G Preferred Unit was exchanged or redeemed.

    (iii)        Fractional shares of Series G Preferred Stock are not to be issued upon exchange but, in lieu thereof, the General Partner will pay a cash adjustment based upon the fair market value of the Series G Preferred Stock on the day prior to the exchange date as determined in good faith by the Board of Directors of the General Partner.

    (c)        Adjustment of Series G Exchange Price. (i) The Series G Exchange Price is subject to adjustment upon certain events, including, (a) subdivisions, combinations and reclassification of the Series G Preferred Stock, and (b) distributions to all holders of Series G Preferred Stock of evidences of indebtedness of the General Partner or assets (including securities, but excluding dividends and distributions paid in cash out of equity applicable to Series G Preferred Stock).

    (ii)        In case the General Partner shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the General Partner’s capital stock or sale of all or substantially all of the General Partner’s assets), in each case as a result of which the Series G Preferred Stock will be converted into the right to receive shares of capital stock, other securities or other property (including cash or any combination thereof), each Series G Preferred Unit will thereafter be exchangeable into the kind and amount of shares of capital stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of shares of Series G Preferred Stock or fraction thereof into which one Series G Preferred Unit was exchangeable immediately prior to such transaction. The General Partner may not become a party to any such transaction unless the terms thereof are consistent with the foregoing. In addition, so long as the Contributor or any of its permitted successors or assigns holds any Series G Preferred Units, the General Partner shall not, without the affirmative vote of the holders of at least a majority of the Series G Preferred Units outstanding at the time: (a) designate or create, or increase the authorized or issued amount of, any class or series of shares ranking senior to the Series G Preferred Stock with respect to the payment of distributions or rights upon liquidation, dissolution or winding-up or reclassify any authorized shares of the General Partner into any such shares, or create, authorize or issue any obligations or securities convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Charter or Bylaws of the General Partner, whether by merger, consolidation or otherwise, that would materially and adversely affect the powers, special rights, preferences, privileges or voting power of the Series G Preferred Stock or the holders thereof; provided, however, that any increase in the amount of authorized Preferred Shares or the creation or issuance of any other series or class of Preferred Shares, or any increase in the amount of authorized shares of each class or series, in each case ranking either (1) junior to the Series G Preferred Stock with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding-up, or (2) on a parity with the Series G Preferred Stock with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding-up shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers. In the event of a conflict between the provisions of this Section 8(c)(ii) and any provision of the Partnership Agreement, the provisions of this Section 8(c)(ii) shall control.

        Section 9. No Conversion Rights. Except as set forth in Section 8, the holders of the Series G Preferred Units shall not have any rights to convert such units into shares of any other class or series of stock or into any other securities of, or interest in, the Partnership.

        Section 10. No Sinking Fund. No sinking fund shall be established for the retirement or redemption of Series G Preferred Units.

        Section 11. Exhibit A to Partnership Agreement. In order to duly reflect the issuance of the Series G Preferred Units provided for herein, the Partnership Agreement is hereby further amended pursuant to Section 12.3 thereof by deleting Exhibit A thereto and replacing such Exhibit A with Exhibit C attached hereto.

        Section 12. Inconsistent Provisions. Nothing to the contrary contained in the Partnership Agreement shall limit any of the rights or obligations set forth in this Amendment.

        IN WITNESS WHEREOF this Amendment has been executed as of the date first above written.

                                                    PS BUSINESS PARKS, INC.

                                                     By:      __________________________
                                                               Name:
                                                               Title:

Exhibit A

FORM OF

REDEMPTION AGREEMENT

        THIS REDEMPTION AGREEMENT (the “Agreement”) is entered into effective as of the ____ day of ___________, _______, by and between GSEP 2002B Realty Corp., a Delaware corporation (the “Retiring Partner”), and PS Business Parks, L.P., a California limited partnership (the “Partnership”).

RECITALS:

        WHEREAS, the Agreement of Limited Partnership of the Partnership, dated as of March 17, 1998, has been amended from time to time and was amended by an Amendment to Agreement of Limited Partnership Relating to [___]% Series G Cumulative Redeemable Preferred Units (the “Amendment”);

        WHEREAS, the Retiring Partner owns __________ of the [___]% Series G Cumulative Redeemable Preferred Units in the Partnership (the “Series G Preferred Units”); and

        WHEREAS, the Partnership desires to redeem the Series G Preferred Units of the Retiring Partner, and the Retiring Partner desires to liquidate its Series G Preferred Units (the “Redemption”) pursuant to the Amendment and based on the representations and under the terms and conditions hereinafter set forth;

        NOW, THEREFORE, in consideration of the mutual covenants, representations and agreements herein contained, the parties hereto, intending to be legally bound, do hereby covenant and agree as follows:

1.	Liquidation of Retiring Partner. In satisfaction of the terms and conditions set forth herein and in the Amendment, the Retiring Partner’s Series G Preferred Units are hereby completely liquidated and the Retiring Partner immediately and automatically ceases to be a limited partner in the Partnership in exchange for the payment of the Series G Redemption Price (as defined in the Amendment and in accordance with the provisions set forth in the Amendment) and for other good and valuable consideration.

2.	Representations of Retiring Partner. The Retiring Partner represents and warrants to the Partnership that:

a.	The Retiring Partner is duly organized and validly existing under the laws of the State of Delaware and has been duly authorized by all necessary and appropriate corporate action to enter into this Agreement and to consummate the transactions contemplated herein. This Agreement is a valid and binding obligation of the Retiring Partner, enforceable against the Retiring Partner in accordance with its terms, except insofar as such enforceability may be affected by bankruptcy, insolvency or similar laws affecting creditor’s rights generally and the availability of any particular equitable remedy.

b.	The Retiring Partner has not sold, assigned or otherwise disposed of all or any portion of the Series G Preferred Units and the Series G Preferred Units are free of any liens, security interests, encumbrances or other restrictions, whether existing of record or otherwise.

c.	The execution of this Agreement by the Retiring Partner and the performance of his obligations hereunder will not violate any contract, mortgage, indenture, or other similar restriction to which the Retiring Partner is a party or by which its assets are bound.

d.	Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated herein nor fulfillment of or compliance with the terms and conditions hereof (a) conflict with or will result in a breach of any of the terms, conditions or provisions of (i) the organizational and governing documents of the Retiring Partner or (ii) any agreement, order, judgment, decree, arbitration award, statute, regulation or instrument to which the Retiring Partner is a party or by which it or its assets are bound, or (b) constitutes or will constitute a breach, violation or default under any of the foregoing. No consent or approval, authorization, order, regulation or qualification of any governmental entity or any other person is required for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Retiring Partner.

3.	Representations and Warranties of the Partnership. The Partnership represents and warrants to the Retiring Partner as follows:

a.	The Partnership is duly organized and validly existing under the laws of the State of California and has been duly authorized by all necessary and appropriate partnership action to enter into this Agreement and to consummate the transactions contemplated herein. This Agreement is a valid and binding obligation of the Partnership enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally.

b.	The execution of this Agreement by the Partnership and the performance of its obligations hereunder will not violate any contract, mortgage, indenture, or other similar restriction to which the Partnership is a party or by which the Partnership is bound.

c.	Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated herein nor fulfillment of or compliance with the terms and conditions hereof (a) conflict with or will result in a breach of any of the terms, conditions or provisions of (i) the organizational and governing documents of the Partnership or (ii) any agreement, order, judgment, decree, arbitration award, statute, regulation or instrument to which the Partnership is a party or by which it or its assets are bound, or (b) constitutes or will constitute a breach, violation or default under any of the foregoing. No consent or approval, authorization, order, regulation or qualification of any governmental entity or any other person is required for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Partnership.

d.	Consummation of the Redemption by the Partnership will not render the Partnership insolvent under California partnership law.

4.	Indemnification.

a.	The Retiring Partner covenants and agrees to indemnify the Partnership and hold it harmless against and with respect to any and all damage, loss, liability, deficiency, cost and expense, including reasonable attorneys’ fees, (i) resulting from any misrepresentation, breach of warranty or non-fulfillment of any agreement or covenant on the part of the Retiring Partner under this Agreement, and (ii) from any and all actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses incident to any of the foregoing.

b.	The Partnership covenants and agrees to indemnify the Retiring Partner and hold him harmless against and with respect to any and all damage, loss, liability, deficiency, cost and expense, including reasonable attorneys’ fees, (i) resulting from any misrepresentation, breach of warranty or non-fulfillment of any agreement or covenant on the part of such Partnership under this Agreement and (ii) from any and all actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses incident to any of the foregoing.

5.	Survival of Representations and Warranties. All representations, warranties, covenants and agreements of any of the parties hereto made in this Agreement shall survive the execution and delivery hereof, the Closing hereunder, the execution and delivery of all instruments and documents executed in connection therewith.

6.	Integration, Interpretation and Miscellaneous. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter herein and it shall not be changed or terminated orally. This Agreement shall be construed in accordance with the laws of the state of California. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, and successors, or successors and assigns, as the case may be. The headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                           RETIRING PARTNER:

                                            GSEP 2002B Realty Corp.

                                            By:      ________________________________
                                                              Name:
                                                              Title:

                                            PARTNERSHIP:

                                            PS Business Parks, L.P.

                                            By:      PS Business Parks, Inc., its
                                                     General Partner

                                                     By:      ________________________
                                                              Name:
                                                              Title:

Exhibit B

FORM OF

AMENDMENT TO

AGREEMENT OF LIMITED PARTNERSHIP

OF

PS BUSINESS PARKS, L.P.

        This Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. (the “Partnership”), dated as of ____________ ___, _____ (this “Amendment”) is entered into by the General Partner of the Partnership, PS Business Parks, Inc., and GSEP 2002B Realty Corp., a Delaware corporation, as a withdrawing Limited Partner of the Partnership (the “Withdrawing Partner”).

WITNESSETH:

        WHEREAS, capitalized terms used herein, unless otherwise defined, have the meanings assigned to such terms in the Agreement of Limited Partnership of the Partnership entered into as of March 17, 1998, as amended (the “Agreement”).

        WHEREAS, [pursuant to the redemption by the Partnership of all of the [___]% Series G Cumulative Redeemable Preferred Units pursuant to the terms and conditions set forth in that certain Contribution Agreement by and between the Partnership and the Withdrawing Partner, dated as of October 29, 2002, and the Amendment to the Limited Partnership Agreement, dated October 29, 2002, the [___]% Series G Cumulative Redeemable Preferred Units of the Withdrawing Partner have been redeemed by the Partnership and the General Partner desires to amend the Partnership Agreement to (a) set forth a revised list of all Partners of the Partnership as of the date hereof and (b) reflect the withdrawal of the Withdrawing Partner from the Partnership] OR

        [pursuant to the exchange by the Withdrawing Partner of all of the [___]% Series G Cumulative Redeemable Preferred Units for [___]% Series G Cumulative Redeemable Preferred Stock of the General Partner pursuant to the terms of conditions set forth in that certain Contribution Agreement by and between the Partnership and the Withdrawing Partner, dated as of October 29, 2002, and the Amendment to the Limited Partnership Agreement, dated October 29, 2002, the [___]% Series G Cumulative Redeemable Preferred Units of the Withdrawing Partner have been exchanged by the Withdrawing Partner for [___]% Series G Cumulative Redeemable Preferred Stock of the General Partner and the General Partner desires to amend the Partnership Agreement to (a) set forth a revised list of all Partners of the Partnership as of the date hereof and (b) reflect the withdrawal of the Withdrawing Partner from the Partnership];

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereby agree as follows:

    1.        This Amendment shall be deemed effective as of the date first above written. Except as amended hereby, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

    2.        To evidence the exchange of the [___]% Series G Cumulative Redeemable Preferred Units of the Withdrawing Partner for [___]% Series G Cumulative Redeemable Preferred Stock of the General Partner and the withdrawal of the Withdrawing Partner as a Limited Partner of the Partnership, attached hereto as Schedule A is a current list of Partners of the Partnership as of the date hereof.

    3.        The Withdrawing Partner is entering into this Amendment to evidence its withdrawal as a Limited Partner of the Partnership.

    4.        This Amendment shall be deemed to be a contract made under the laws of the State of California and for all purposes shall be governed by and construed in accordance with the laws of such state.

        IN WITNESS WHEREOF, the undersigned has caused this Amendment to be executed and delivered as of the date first above written.

                                                     GENERAL PARTNER:

                                                     PS BUSINESS PARKS, INC.

                                                     By:      _______________________________
                                                              Name:
                                                              Title:

                                                     WITHDRAWING PARTNER

                                                     GSEP 2002B REALTY CORP.

                                                     By:      ______________________________
                                                              Name:
                                                              Title: